File No. 82-5089

Media Release

04046286

RECEIVED
2004 NOV 22 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

Zurich Financial Services reports 35% increase in net income in the first nine months of 2004

SUPPL

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

- **Net income of USD 1,902 million after a charge of USD 400 million after tax for hurricanes. This compares with net income of USD 1,410 million in the first nine months of 2003, an increase of 35%**
- **Business operating profit (BOP) of USD 2,522 million net of a pre-tax charge of USD 525 million for hurricanes. This corresponds to an increase of 65% from 2003 and an annualized BOP return on equity (ROE) after tax of 12.5%**
- **Gross written premiums in General Insurance of USD 29.1 billion; combined ratio increased from 98.2% to 98.8% including a hurricane impact of 2.3 percentage points**
- **Gross written premiums and policy fees in Life Insurance of USD 8.1 billion; new business profit margin improved by 1.8 percentage points to 10.5%**
- **Net income at Farmers Management Services of USD 528 million, up 11% from 2003**
- **Shareholders' equity of USD 20.4 billion compared with USD 18.9 billion at December 31, 2003. Earnings per share (diluted) of CHF 16.59, an increase of 24%, and an annualized ROE of 13.9%**

Zurich, November 17, 2004 – Zurich Financial Services Group (Zurich) reported strong growth in net income in the first nine months of 2004 despite the impact of the most severe hurricane season in more than a century. The strong performance was built on sound underwriting and claims management as well as on the diversified portfolio across geographies, segments and lines of business. The Group's ability to absorb shocks is also reflected in the improved balance sheet.

dlw 11/30

ZURICH
FINANCIAL SERVICES

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: *"Our job is to deliver consistent operating performance and to strengthen our balance sheet enabling us to absorb volatility inherent in the insurance business while achieving attractive returns for shareholders."*

"This year's unparalleled hurricane season, which caused tragic losses in life and property, put our endeavor to a severe test. But Zurich delivered. Our claims people were out in force helping our customers put their lives and businesses back together. Despite hurricane claims payments we achieved an underwriting profit in General Insurance with a combined ratio of 98.8% of which 2.3 percentage points represent the charge for the hurricanes."

"Going forward we affirm our intention to maintain an underwriting profit and achieve our Group profitability target of 12% business operating profit return on equity after tax over the insurance cycle."

Chief Executive's Report

Comparisons refer to the first nine months of 2003 (restated for implementation of new accounting standards) unless noted otherwise. Interim results are not necessarily indicative of full-year results.

Zurich's strong performance was underpinned by solid General Insurance underwriting results, which were amplified by an improved performance in our Life Insurance segment and a continued strong income contribution by Farmers Management Services. Business operating profit improved by 65% over the first nine months of 2003 with an annualized after-tax business operating return on equity of 12.5%. Net income increased by 35% with an annualized return on equity of 13.9%.

We announced earlier in the year that we refined our reserving processes and methodology. In the third quarter, net prior year movements in loss reserves were USD 306 million bringing the nine months total to USD 962 million. To put that in perspective, since the beginning of 2003 we have strengthened reserves by USD 2.8 billion and our shareholders' equity has increased by USD 3.9 billion. At the same time our performance continued to get stronger. Last year, our return on equity was 12.1%, while in the first nine months of 2004 we achieved an annualized return of 13.9%.

We also continue to focus on managing the risks of our businesses in run-off. The sale of Turegum announced in October limits our exposure to future asbestos liabilities in the former Turegum portfolio. Likewise, Centre's portfolio continues to perform as expected since the significant reserve strengthening completed during the third quarter of 2003. Zurich Capital Markets has now completed the transfer of certain assets to BNP Paribas, leading to a sizeable reduction of debt.

In April, we announced a cost saving target of USD 200 million after tax for 2004. After nine months we have achieved USD 180 million. As part of the 2005 plan we are developing further initiatives designed to support our strong earnings trend in the face of softening market conditions.

These initiatives, amounting to an anticipated benefit of USD 500 million after tax in 2005, cover all our core processes, in particular underwriting, claims management, sales, distribution, and finance in both Life and General Insurance. A major aspect of these initiatives is the development of standard, best practice Group methodologies for these core processes which will lead to greater efficiency and consistency by defining *The Zurich Way* of doing business. Pilots are running in all these functions across the Business Divisions and we will begin rolling out concrete projects in early 2005.

ZURICH
FINANCIAL SERVICES

They will be implemented and monitored with the same operational discipline used to drive our profit improvement programs over the past two years. Our goal is to maintain our profitability and strengthen the balance sheet with the objective to maximize long-run shareholder return.

General Insurance. The segment recorded gross written premiums and policy fees of USD 29.1 billion, an increase of 5%, while net earned premiums grew by 12%. After adjusting for divestments and currency effects gross written premium growth was 1%. This reflects small rate increases in key regions moderated by some volume reduction in certain lines where we have chosen to decline business that does not meet our technical price targets. Generally however, we are able to write business at rates that provide adequate compensation for the exposure, and the trend in the operating result continues to be positive. Although the combined ratio rose from 98.2% to 98.8%, the four hurricanes added 2.3 percentage points to the combined ratio. The United Kingdom, Ireland and Southern Africa (UKISA) region as well as Continental Europe reported sizeable improvements in their combined ratios of 2.8 points and 3.4 points respectively, with strong improvements in business operating profits and net income. The segment's net income declined marginally from USD 1,233 million to USD 1,206 million, while business operating profit decreased by 2.3% to USD 1,508 million.

Life Insurance. The turnaround program for the Life Insurance segment continues to make progress. Gross written premiums and policy fees decreased by 4% to USD 8.1 billion. But they grew 3% after adjusting for divestments, foreign exchange rate movements and the redesign of the group pension business model in Switzerland. Business operating profit rose by 28% to USD 738 million. Net income is USD 653 million, which, adjusted

ZURICH
FINANCIAL SERVICES

for net gains on divestments, corresponds to an increase of 35%. The continuing efforts to improve performance are also mirrored in the 1.8 percentage point increase in the new business profit margin to 10.5%. Zurich is also making progress with the new model for the distribution of life insurance products in the UK, which, subject to regulatory approval, we will begin to roll out in early 2005.

Farmers Management Services. Net income at Farmers grew 11% to USD 528 million on management fees and other related revenue which increased by 5% to USD 1.5 billion. The premium volume of the Farmers P&C Group Companies, which Zurich manages but does not own, grew by 3% to USD 10.5 billion. The Farmers P&C Group Companies increased their surplus by USD 308 million, making good progress towards their goal of strengthening the surplus by USD 400 million in the current year. This was achieved despite hurricane losses, which added 1.0 percentage point to the nine months combined ratio of 97.5%.

Group Investments. Group investments increased from USD 176.0 billion at December 31, 2003, to USD 180.5 billion, driven by the positive operating cash flow and higher market valuations. Net investment income was USD 5.4 billion. Including net capital gains, the net investment result was USD 6.0 billion. Group investment return for the first nine months improved by 0.1 point to 3.8% on average investments of USD 178.2 billion. In the first nine months of 2004 the share of equity securities, for which the Group bears investment risk, was further reduced to 5% from 6.4% at the end of 2003.

Balance sheet and reserves. In the first nine months Zurich continued to improve its capital position and strengthen the balance sheet. Shareholders' equity increased USD 1.4 billion to USD 20.4 billion. The improvement

reflects strong net income, offset primarily by a USD 226 million transfer arising from the initial application of the "legal quote" legislation in Switzerland and the USD 288 million paid to shareholders in the form of a nominal value reduction of common stock. In the first nine months, net reserves for losses and loss adjustment expenses increased 10% to USD 40.7 billion. Going forward, the Group's dividend policy will be one component of a capital management program to efficiently manage the capital base in line with underlying sustainable earnings and growth opportunities, but with an emphasis on maximizing long-term total shareholder value. In addition to cash dividends, other components of the Group's capital management program may, from time to time, include share buybacks or special dividends to optimize shareholder return. Similarly, share issuances may be used to meet capital needs including growth opportunities as they emerge.

Our long-term challenge is to reduce volatility and improve the profitability of our businesses to cover the cost of capital and provide satisfactory shareholder returns. In light of softening prices, we have taken action to strengthen our earnings base. Given our turnaround record and our competitive position in the market, we believe that we are well on the way to master that challenge.

ZURICH
FINANCIAL SERVICES

Note to editors:

There will be a conference call with a question and answer session for analysts and investors at 12 noon CET. Media are welcome to listen in. Please dial in to register approximately 10 to 15 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0) 91 610 56 05
- UK +44 (0)207 107 06 13
- USA +1 (1) 866 865 51 44

A presentation as well as further supplemental information will be available on our Web site www.zurich.com. Please click on the "Media View" button on the bottom right corner of our homepage.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs approximately 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

Financial highlights

The following table presents the summarized consolidated results of the Group for the nine months ended September 30, 2004 and 2003 and the financial positions as of September 30, 2004 and December 31, 2003. The 2003 amounts have been restated for implementation of new accounting standards in 2003 and 2004. Certain prior year balances have also been reclassified to conform to the 2004 presentation.

Consolidated operating statements

in USD millions, for the nine months ended September 30	2004	2003	Change
Gross written premiums and policy fees	**37,584**	36,910	2%
Net investment result	**8,606**	8,832	(3%)
Business operating profit	**2,522**	1,532	65%
Net income	**1,902**	1,410	35%

Consolidated balance sheets

in USD millions, as of	09/30/2004	12/31/2003	Change
Total investments	**234,062**	225,747	4%
Insurance reserves, gross	**229,609**	223,418	3%
Senior and subordinated debt	**5,500**	4,775	15%
Total shareholders' equity	**20,357**	18,934	8%

General Insurance key performance indicators

for the nine months ended September 30	2004	2003	Change
Business operating profit (in USD millions)	**1,508**	1,544	(2%)
Combined ratio	**98.8%**	98.2%	(0.6 pts)

Life Insurance key performance indicators

for the nine months ended September 30	2004	2003	Change
Business operating profit (in USD millions)	**738**	576	28%
New business profit margin (in % of APE)	**10.5%**	8.7%	1.8 pts

Return on common stockholders' equity

for the periods ended	09/30/2004	12/31/2003	Change
Return on equity[1]	**13.9%**	12.1%	1.8 pts
Business operating profit (after tax) return on equity[1]	**12.5%**	9.8%	2.7 pts

Per share data

for the nine months ended September 30	2004	2003	Change
Diluted earnings per share (in CHF)	**16.59**	13.37	24%

[1] 2003 return is for the year ended December 31, 2003; 2004 return is annualized based on the nine months ended September 30, 2004.

ZURICH
FINANCIAL SERVICES

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.
Persons requiring advice should consult an independent adviser.

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services confirms guilty pleas of former employees

SUPPL

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, November 16, 2004 – Zurich Financial Services (Zurich) confirmed today that two of its former employees have been charged with, and have pled guilty to, a misdemeanor violation of New York State antitrust law. These actions relate to the industry-wide investigation by the Office of the New York Attorney General into the business relationships between insurance brokers and insurance companies. The two individuals were underwriters in Zurich's Excess Casualty Unit in the Specialties Business of North America Commercial.

Zurich had previously suspended these individuals as a result of its own review of business practices relating to brokers, which included a careful look at its relationship with Marsh & McLennan as a result of the recent complaint filed against Marsh by the Office of the New York Attorney General. The two individuals charged have since left the company.

Zurich continues its review and it will continue to cooperate with the Office of the New York Attorney General and other authorities.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services receives subpoena

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, November 16, 2004 – Zurich Financial Services (Zurich) has received a subpoena by the Securities and Exchange Commission and the Office of the New York Attorney General requesting information regarding non-traditional products.

Zurich continues to cooperate with the authorities.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN